TRANSDIGM GROUP INCORPORATED
1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114

March 13, 2006

VIA EDGAR AND FACSIMILE

Mr. Kurt K. Murao
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:	TransDigm Group Incorporated (formerly TD Holding Corporation)
Registration Statement on Form S-1 (Registration No. 333-130483)

Dear Mr. Murao:

Reference is made to the letter, dated March 10, 2006, from TransDigm Group Incorporated (the “Company”) regarding the Company’s request for the acceleration pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, of the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”). The Company hereby supplements such letter by acknowledging the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory Rufus

Gregory Rufus
Executive Vice President, Chief Financial Officer and Secretary